FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of January 04, 2006

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc
(LSE: SIG and NYSE: SIG)

                                                                  4 January 2006

                             NOTICE OF ANNOUNCEMENT

                  SIGNET GROUP PLC CHRISTMAS TRADING STATEMENT

Signet Group plc (LSE: SIG and NYSE: SIG), the world's largest speciality retail jeweller, will announce its Christmas Trading Statement, at 12.30 p.m. (GMT) on
Thursday 12 January 2006.

On that date there will be a conference call for all interested parties at 2.00
p.m. GMT (9.00 a.m. EST and 6.00 a.m. Pacific Time) and a simultaneous audio webcast at www.signetgroupplc.com.

To help ensure the conference call begins in a timely manner, could all participants please dial in 5 to 10 minutes prior to the scheduled start time.
The call details are:

UK dial-in: +44 (0) 20 7365 1834
US dial-in: +1 718 354 1171

UK 48hr. replay: +44 (0) 20 7784 1024           Pass code: 3364593#
US 48hr. replay: +1 718 354 1112                Pass code: 3364593#

Enquiries:

Tim Jackson, Investor Relations Director: +44 (0) 20 7399 9520

Mike Smith / Pamela Small, Brunswick: +44 (0) 20 7404 5959

Mahmoud Siddig, Taylor Rafferty: +1 212 889 4350

Signet operated 1,820 speciality retail jewellery stores at 31 December 2005;
these included 1,219 stores in the US, where the Group trades as "Kay Jewelers",
"Jared The Galleria Of Jewelry" and under a number of regional names. At the same date Signet also operated 601 stores in the UK, where the Group trades as
"H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:   January 04, 2006